SECURITIES [illegible] 03013125 [illegible]ON
Washington, D.C. [illegible]

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SEC FILE NUMBER
8 -50451

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pedestal Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 E. 42nd St Suite 2707

(No. and Street)

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

NEW YORK	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein 212-587-6667

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early and Associates, LLC

(Name — *if individual, state last, first, middle name*)

325 Columbia Turnpike	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 27 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Paul Ehrenstein**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **Pedestal Capital Markets, Inc.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul Ehrenstein
Signature

Finop
Title

Lori A. George
Notary Public

LORI A. GEORGE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 7, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEDESTAL CAPITAL MARKETS, INC.

Report on Audit of Financial Statements
and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2002

PEDESTAL CAPITAL MARKETS, INC.

DECEMBER 31, 2002

Contents

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Pedestal Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Pedestal Capital Markets, Inc., a wholly-owned subsidiary of VCross Brokerage Holdings, LLC, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pedestal Capital Markets, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early + Associates, LLC

Florham Park, New Jersey
February 8, 2003

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax 973-408-9275

PEDESTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$	9,909
Deposit with clearing broker		3,070
Total assets	$	12,979

Liabilities and Stockholder's Equity

Stockholder's equity		
Common stock ($.01 par value; 1,000 shares authorized, issued and outstanding)	$	10
Paid-in capital		26,056,416
Accumulated deficit		(26,043,447)
Total liabilities and stockholder's equity	$	12,979

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Interest income	$	73
Expenses		
Regulatory fees		94
Net loss	$	(21)

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated Deficit		Total
Balances at January 1, 2002	1,000	10	26,053,416	(26,043,426)	$	10,000
Paid-in capital			3,000			3,000
Net loss				(21)		(21)
Balances at December 31, 2002	1,000	10	26,056,416	(26,043,447)	$	12,979

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (21)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in deposit with clearing broker	(3,070)
Net cash used in operating activities	(3,091)
Cash flows from financing activities:	
Paid-in capital	3,000
Net cash provided by financing activities	3,000
Net decrease in cash	(91)
Cash - beginning of year	10,000
Cash - end of year	$ 9,909

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) *Organization and business*

Pedestal Capital Markets, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 27, 1999. The Company is a wholly owned subsidiary of VCross Brokerage Holdings, LLC (the "Parent") who purchased it from its former parent pursuant to a Stock Purchase Agreement, dated July 12, 2002. Pedestal Capital Markets, Inc. is an introducing broker-dealer and is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

(2) *Summary of significant accounting policies*

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company uses the liability method of accounting for income taxes, as set forth in the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(3) *Related party transactions*

During 2002, the Parent paid certain expenses on behalf of the Company that consisted of audit fees, compliance fees and other expenses. The amounts paid are not recoverable from the Company.

PEDESTAL CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(4) *Income taxes*

The Company previously filed consolidated federal income tax returns with its former parent and has cumulative net operating losses on a separate company basis for both federal and state tax purposes. The availability of those losses to offset future income is substantially diminished due to provisions of the Internal Revenue Code that limit the application of losses against income earned after a substantial change in ownership.

Management does not anticipate that any material amount of loss carryforward will be available to be used in the near future and, accordingly, has provided for a full valuation allowance with respect to such losses as of December 31, 2002.

(5) *Net capital requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $12,979, which was $7,979 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.

PEDESTAL CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Schedule I

Computation of net capital

Stockholder's equity	$	12,979
Less non-allowable assets		-
Net capital before haircuts		12,979
Haircuts		-
Net capital	$	12,979
Aggregate indebtedness	$	-

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	7,979
Ratio of aggregate indebtedness to net capital		0

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2002.

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
Pedestal Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pedestal Capital Markets, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

We note that the Company ceased operations during August 2001 and is currently dormant.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax 973-408-9275

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. The Company ceased operations in August 2001 and due to the fact that there was minimal activity since then, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early + Associates, LLC

Florham Park, New Jersey
February 8, 2003